EXHIBIT B
March 19, 2007
Board of Directors
Claxson Interactive Group, Inc.
1550 Biscayne Blvd.
Miami, FL 33132
Dear Members of the Board:
We are pleased to submit this proposal on behalf of management of Claxson Interactive Group, Inc. (“Claxson” or the “Company”) with the support of the Company’s controlling shareholders, the Cisneros Group, Hicks Muse, Roberto Vivo and the Liberman family (collectively the “Group”) to acquire for cash up to all of the outstanding Class A Common shares of the Company held by shareholders other than Group for a price of $10.5 per share subject to the closing of the Pay TV sale transaction.
As we continue to work through the regulatory processes that would enable us to complete the sale of our Pay TV division to Turner and our Radio Chile business to Prisa, we believe this is the next logical step for Claxson. As we have seen throughout the years as a public company we know that (i) given the relatively low float of our shares, trading volumes have been very low; (ii) the implementation of Sarbanes-Oxley regulations have had and are expected to continue to have increasing accounting, legal and administrative expenses; (iii) the Company has received limited analyst coverage; and (iv) the overall costs of being a public company substantially outweigh any benefits Claxson has received.
With the execution of the Pay TV and Radio Chile transactions we were able to significantly improve shareholder value and create a benchmark valuation for the Company’s largest assets. Given that it is anticipated that the proceeds of the transactions would not be reinvested by Claxson but rather would be remitted to the shareholders, Claxson will become a significantly smaller company. As a smaller company the disparity between the costs and benefits of being a public company will only increase. We are confident this proposal is not only in the best interest of the Company’s stockholders, but also in the best long-term interests of the Company, its management and employees.
The proposed price per share ($10.5) represents a 13% premium over the price as quoted on the OTC Bulletin Board for the 30 trading day-period and a 10% premium over the 60 trading day period each ending on March 15, 2007.
CLAXSON INTERACTIVE GROUP
1550 BISCAYNE BOULEVARD, MIAMI, FLORIDA 33132 USA
PHONE: 305 - 894 - 3500 • FAX: 305 - 894 - 4803

Management believes the most effective manner to accomplish this goal would be through a merger whereby Claxson would form a new subsidiary and Claxson and such new subsidiary would merge. As part of the merger agreement, all existing shareholders of Claxson, except for the Group which would be the remaining shareholders, would receive cash for their stock.
We suggest that the board of directors appoint a special committee with whom we will enter into immediate negotiations with regard to the transaction’s documentation. We are prepared to do this quickly due to the fact that (i) we will not need to conduct any due diligence prior to the consummation of the transaction and (ii) we will have no financing related condition precedent as the Company intends to use the proceeds from the Pay TV transaction to fund the transaction. Moreover, we anticipate that the transaction could be effectuated quickly because definitive documentation will require very limited (i) representations and warranties and (ii) conditions to closing.
Nothing in this letter should be considered to constitute a binding obligation or commitment of the Company to proceed with, or consummate, a transaction. Any transaction between the parties is subject to, and qualified in its entirety by, the exécution and delivery of mutually acceptable definitive agreements.
As required by law we will file with the Securities and Exchange Commission (the “Commission”) amendments to the Schedules 13D that certain members of the Group have on file with the Commission to report our proposal made in this letter. A copy of this letter will be attached as an exhibit to such amendments. We are very excited about this transaction and are prepared to commit all necessary resources to proceed as quickly as possible. We look forward to your response to our proposal.

Sincerely yours,

/s/ Roberto Vivo-Chaneton Roberto Vivo-Chaneton
Chairman and CEO
CLAXSON INTERACTIVE GROUP
1550 B1SCAYNE BOULEVARD, MIAMI, FLORIDA 33132 USA
PHONE: 305 - 894 - 3500 • FAX: 305 - 894 - 4803